United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule Rule 14a-6(g)

Name of the Registrant: Microsoft Corporation

Name of persons relying on exemption: Investor Advocates for Social Justice

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton Ave. Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. In accordance with Rule 14a-6(g)(1)m, submission is required of this filer under the terms of the Rule because the co-filers of the related shareholder proposal own beneficially securities of the class which is the subject of the solicitation with a market value of over $5 million. This is not a solicitation of authority to vote your proxy, nor does the information contained within constitute investment advice. Please DO NOT send your proxy card; the filer is not able to vote your proxies, nor does this communication contemplate such an event.

Attachment (below): Investor Statement: Ineffective, Inadequate, and Improper:

Investor Proposal on Microsoft’s Human Rights Due Diligence To Be Voted Upon

Ineffective, Inadequate, and Improper:

Investor Proposal on Microsoft’s Human Rights Due Diligence To Be Voted Upon

- October 26, 2026

Introduction

Microsoft published its 2026 proxy statement last week,1 which includes a shareholder proposal (Proposal 5) asking the Company to publish a report assessing the effectiveness of its human rights due diligence (HRDD) processes. It requests that Microsoft evaluate whether its Artificial Intelligence (AI) and cloud technologies are being misused by customers, such as military entities, to commit human rights abuses or violations of international humanitarian law (IHL). The Company’s 2026 AGM will be held on December 8, 2026. The proposal, which received over 26% shareholder support at Microsoft’s 2025 AGM, was filed by the Religious of the Sacred Heart of Mary - Eastern American Area and 55 Microsoft shareholders, collectively representing more than $300 million in MSFT shares. This is almost four times as much as last year’s $80 million held by 60 filers.

Sister Maria Timoney of the Religious of the Sacred Heart of Mary, Eastern American Area - the lead filer - stated: “As a faith-based investor, I believe it is critical for Microsoft to ensure that its technology is not used to violate human rights.”

Sr. Susan Francois, Assistant Congregation Leader of the Congregation of the Sisters of St. Joseph of Peace - a co-filer - emphasized that her congregation “strongly supports the Religious of the Sacred Heart of Mary’s proposal demanding a transparent review of Microsoft’s Human Rights Due Diligence (HRDD) process.” According to Sr. Susan, “following our own recent shareholder filing against Palantir, where 56% of non-insider investors voted for a human rights impact assessment, it is clear that investors expect greater corporate responsibility regarding how tech products are deployed. As Pope Leo XIV notes, ‘technology is never neutral.’ Microsoft must ensure its cloud infrastructure and technologies uphold the dignity of all people, including immigrants and vulnerable communities.”

Ineffective HRDD

The shareholder proposal highlights instances of misuse of Microsoft’s technologies to violate human rights and IHL, including:

●	A recent finding of its cloud, Azure, being used by Israel’s Unit 8200 to store mass surveillance data on Palestinians;[2]
●	At least 635 active subscriptions with the Israeli military, with reports alleging the use of Azure for combat and intelligence efforts, including the storage of data related to lethal airstrikes;[3]
●	Azure has been used to maintain the “Rolling Stone” system and the Al-Munaseq application, both of which are used in Israel’s permit system which restricts and controls the movement of Palestinians as part of its system of apartheid and to otherwise surveil and violate Palestinian’s human rights.[4]

●	Microsoft provided cloud services to Landasoft, a Chinese surveillance company implicated in the repression of Uyghur Muslims in Xinjiang;[5]
●	Microsoft’s siting of a data center in Saudi Arabia may facilitate serious human rights violations posing threats to human rights and privacy.[6] In 2025, a shareholder resolution calling for an HRIA regarding the data center in Saudi Arabia and other countries with human rights concerns received over 27% of the shareholder vote;[7]
●	Reports allege Microsoft’s technologies are being used by Immigration and Customs Enforcement (“ICE”) in “facilitating an immigration crackdown” in the US, which cites ICE’s tripling of its reliance on Microsoft’s cloud in the second half of 2025.[8]

The Jewish Investor Network, some of whose members co-filed this proposal, described: “As Jewish investors, we support this proposal because companies have a responsibility to ensure that their technologies are not contributing to human rights abuses or violations of international humanitarian law. Our Jewish values compel us to pursue justice and uphold the value of every human life, and we’re concerned by reports about the use of Microsoft AI and cloud technologies in mass surveillance, immigration crackdowns, and human rights abuses against Palestinians. Greater accountability will help protect the human rights of vulnerable communities and align Microsoft’s practices with internationally recognized human rights standards.”

Inadequate Response to HRDD Failures

Investors believe Microsoft’s response to these HRDD failures has been reactive, narrow, and, at times, has undermined human rights. In particular, the investor group has expressed serious concerns over the following HRDD failures related to Microsoft’s involvement in the conflict in Gaza:

●	Microsoft initially failed to identify the misuse of its technologies by the Israeli military to harm people,[9] but subsequently, its second review, which was conducted only after media reporting identified misuse, it found that the Israeli military had used its cloud to store mass surveillance data on Palestinians;[10]
●	Microsoft’s June 2026 summary report on the findings of its second review falls short of its promise to share the factual findings of the review.[11] It does not explain the methodology or specific findings of the investigation, including whether mass surveillance data was used to make targeting decisions in Gaza; takes no responsibility for the harm and omits any mention of remedy and internal accountability; and provides only general action steps that are not time bound and lack other specific details;[12]
●	Since 2024, employees have raised the same risks that rights groups, journalists, and investors later documented. Weeks after news broke that Microsoft was storing mass surveillance data in its cloud, Microsoft fired four of its workers in 2025 who participated in protests against the Company’s involvement in the war in Gaza.[13] Concerningly, Bloomberg reported that Microsoft had requested support from the FBI to “track[] protests, worked with local authorities to try and prevent them, flagged internal emails containing words like ‘Gaza’ and deleted some internal posts about the protests.”[14] These firings, and the surveillance of employee and ex-employee protesters, appear retaliatory and may deter internal reporting of human rights harms - which could exacerbate Microsoft’s already-inadequate HRDD.[15]

●	In December 2025, the Irish Council for Civil Liberties filed an EU General Data Protection Regulation (GDPR) complaint against Microsoft, alleging data processed by Microsoft Ireland facilitates the killing of Palestinians, enables mass surveillance of Palestinians, and enables the illegal occupation and apartheid regime in Palestine.[16] The complaint also alleges Microsoft cooperated with the Israeli military to offload the data from EU data centers immediately after the story broke, instead working with EU regulators as required under EU law, thereby undermining its HRDD.[17]

“Human rights commitments should have operational consequences: in the contract terms that are set, the end-use monitoring required, and the accountability structures to mitigate risk before something goes wrong,” said Marcela Pinilla, Director of Sustainable Investing, Zevin Asset Management - who represented a co-filer.

Aaron Acosta, Senior Director of Legal and Programs at Investor Advocates for Social Justice, added that “Investors have not only been concerned about Microsoft’s HRDD failures that resulted in its involvement in human rights violations of Palestinians, but also about the way the company responded to allegations of its connection to the war in Gaza. Reports highlighting Microsoft’s firing of protesting workers, coordination with the FBI to track protests, and cooperation with Israel to transfer data off EU servers right after news broke about its storage of surveillance data leave investors with serious doubts about the company’s HRDD.”

We believe Microsoft’s HRDD is reactive, narrow, and non-transparent. While we commend the Company’s decision to provide some level of transparency, we believe, nonetheless, that there exist serious, systemic deficiencies in Microsoft’s HRDD that require significant improvements. For the foregoing reasons, we are calling on Microsoft shareholders to vote FOR Proposal 5.

View Prior Exempt Solicitations

Investor Briefing: Too Little, Too Late – Microsoft has a due diligence problem. Here’s why investors should be concerned - September 9, 2026: https://www.sec.gov/Archives/edgar/data/789019/000121465926011511/o91268px14a6g.htm

Statement: Why Investors Re-Filed the HRDD Shareholder Proposal, Despite Microsoft’s Summary-of-Findings Report - July 22, 2026: https://www.sec.gov/Archives/edgar/data/789019/000121465926008806/w721267px14a6g.htm

Statement Microsoft Shareholder Proposal Filing - July 2, 2026: https://www.sec.gov/Archives/edgar/data/789019/000121465926008121/j72261px14a6g.htm

1 https://www.sec.gov/Archives/edgar/data/789019/000119312526427849/d61756ddef14a.htm

2 https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Summary-of-2025-External-Investigation-Follow-Up.pdf

3 https://www.972mag.com/microsoft-azure-openai-israeli-army-cloud/

4 https://www.accessnow.org/press-release/joint-letter-to-microsoft-regarding-israeli-military-use-of-azure-cloud-and-ai-services/

5 https://apnews.com/article/chinese-surveillance-silicon-valley-uyghurs-tech-xinjiang-8e000601dadb6aea230f18170ed54e88

6 https://www.hrw.org/news/2023/04/13/saudi-arabia-microsoft-should-hold-data-center?

7 https://microsoft.gcs-web.com/static-files/191a64b2-b8b8-4fff-ad11-8eebf6318e66

8 https://www.theguardian.com/us-news/2026/feb/17/ice-microsoft-technology-immigration-crackdown; https://www.wired.com/story/how-big-tech-is-powering-trumps-immigration-crackdown/

9 https://blogs.microsoft.com/on-the-issues/2025/05/15/statement-technology-israel-gaza/

10 https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Summary-of-2025-External-Investigation-Follow-Up.pdf

11 https://blogs.microsoft.com/on-the-issues/2025/05/15/statement-technology-israel-gaza/

12 https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Summary-of-2025-External-Investigation-Follow-Up.pdf

13 https://www.reuters.com/sustainability/society-equity/microsoft-fires-four-workers-on-site-protests-over-companys-ties-israel-2025-08-29/

14 https://www.bloomberg.com/news/articles/2025-08-26/microsoft-asked-fbi-for-help-with-israel-gaza-protests

15 https://www.theguardian.com/us-news/2024/nov/02/microsoft-workers-fired-gaza-vigil

16 https://www.iccl.ie/wp-content/uploads/2025/12/REDACTED-ICCL-GDPR-DPC-complaint-Microsoft.pdf

17 https://www.iccl.ie/wp-content/uploads/2025/12/REDACTED-ICCL-GDPR-DPC-complaint-Microsoft.pdf